FINAL TERM SHEET

Filed pursuant to Rule 433

May 12, 2020

Relating to Preliminary Prospectus Supplement dated May 12, 2020 to

Prospectus dated May 8, 2020 Registration Statement No. 333-238118

Stifel Financial Corp.

8,000,000 Depositary Shares, each representing a 1/1000th interest in a share of

6.125% Non-Cumulative Preferred Stock, Series C

Pricing Term Sheet

Issuer:	Stifel Financial Corp. (NYSE: SF)

Security:	Depositary Shares, each representing a 1/1000th interest in a share of 6.125% Non-Cumulative Preferred Stock, Series C (“Series C Preferred Stock”)

Size:	$200,000,000 (8,000,000 Depositary Shares representing an aggregate of 8,000 shares of Series C Preferred Stock)

Over-allotment Option:	$25,000,000 (1,000,000 Depositary Shares representing an aggregate of 1,000 shares of Series C Preferred Stock)

Expected Ratings:*	BB– (S&P) / BB– (Fitch)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share of Series C Preferred Stock (equivalent to $25.00 per depositary share)

Dividend Rate (Non- Cumulative):	6.125% per annum from the date of issuance

Dividend Payment Dates:	When, as and if declared, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2020 on a non-cumulative basis

Day Count:	30/360

Optional Redemption:

Subject to any required approval of the Federal Reserve, on or after June 15, 2025 (or, if not a business day, the next

succeeding business day), the Issuer may, at its option,

redeem the Preferred Stock, and thus redeem a proportionate

number of depositary shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per

depositary share plus an amount equal to all declared and unpaid dividends, and without accumulation of any undeclared dividends thereon to the date of redemption

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share

Expected Net Proceeds, before Expenses, to the Issuer:	$193,700,000

Trade Date:	May 12, 2020

Settlement Date (T+5):**	May 19, 2020

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Expected Listing:	The Issuer intends to file an application to list the Depositary Shares under the symbol “SF PrC” on the New York Stock Exchange.

CUSIP / ISIN for the Depositary Shares:	860630 870 / US8606308703

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares before the delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle on a delayed basis, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Stifel Financial Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Stifel Financial Corp. has filed with the SEC for more complete information about Stifel Financial Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling Keefe, Bruyette & Woods, Inc. toll-free at 1-800-966-1559, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement filed by Stifel Financial Corp. on May 12, 2020 with the SEC relating to its prospectus dated May 8, 2020.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded (other than any statement relating to the identity of the legal entity authorizing or sending this communication in a non-US jurisdiction). Such disclaimers or other notices were automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.